SKYSTAR BIO-PHARMACEUTICAL COMPANY
Rm. 10601, Jiezuo Plaza
No. 4, Fenghui Road South
Gaoxin District, Xi’an, Shaanxi Province
People’s Republic of China

June 26, 2009

VIA FACSIMILE (202)772- 9217
AND VIA EDGAR

Jeffrey Riedler
Assistant Director
Securities and Exchange Commission
Washington, D.C. 20549-7010

Jennifer Riegel
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549-7010

RE:          Skystar Bio-Pharmaceutical Company
Registration Statement on Form S-1 (File No. 333-150695)

Dear Mr. Riedler and Ms. Riegel:

Skystar Bio-Pharmaceutical Company (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to make the above-captioned registration statement be ordered effective at 4:00 p.m. (E.S.T.) on Monday, June 29, 2009 or as soon as practicable thereafter.

The Company acknowledges that:

1.	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Sincerely,

Skystar Bio-Pharmaceutical Company

/s/ Bennet P. Tchaikovsky
_________________________________
Bennet P. Tchaikovsky
Chief Financial Officer

RODMAN & RENSHAW

June 26, 2009

VIA FACSIMILE (202) 772- 9217
AND VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street
Washington DC 20549

Re:          Skystar Bio-Pharmaceutical Company
Registration Statement on Form S-1
File No. 333-150695

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request of Skystar Bio-Pharmaceutical Company that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. EST on Monday, June 29, 2009, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between October 28, 2008 and the date hereof, 2110 copies of the First Preliminary Prospectus dated October 28, 2008 have been distributed as follows: 1700 to prospective underwriters and dealers, 200 to institutional investors, 200 to retail investors and 10 to others.

Between November 26, 2008 and the date hereof, 1000 copies of the Second Preliminary Prospectus dated November 26, 2008 have been distributed as follows: 800 to prospective underwriters and dealers, 100 to institutional investors, 90 to retail investors and 10 to others.

Between January 16, 2009 and the date hereof, 1000 copies of the Third Preliminary Prospectus dated January 16, 2009 have been distributed as follows: 850 to prospective underwriters and dealers, 80 to institutional investors, 60 to retail investors and 10 to others.

Between June 3, 2009 and the date hereof, 800 copies of the Fourth Preliminary Prospectus dated June 2, 2009 have been distributed as follows: 336 to prospective underwriters and dealers, 292 to institutional investors, 142 to retail investors and 30 to others.

Between June 26, 2009 and the date hereof, 450 copies of the Fourth Preliminary Prospectus dated June 26, 2009 have been distributed as follows: 242 to prospective underwriters and dealers, 104 to institutional investors, 96 to retail investors and 8 to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Rodman & Renshaw, LLC
As Representative of the Several Underwriters

By: Rodman & Renshaw, LLC

By: /s/ David Horin
      Name: David Horin
      Title:   CFO